Exhibit 99.2
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Caution Regarding Forward-Looking Statements
The following is a discussion of the financial condition and financial performance of TELUS International (Cda) Inc. (TELUS International, TI, or the Company) for the three and nine months ended September 30, 2023 and is dated November 3, 2023. This discussion and analysis of our financial condition and financial performance should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and the related notes thereto for the three and nine months ended September 30, 2023 and the audited annual consolidated financial statements and the related notes thereto for the year ended December 31, 2022 and the risk factors identified under “Item 3D—Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 (Annual Report) filed with the SEC at www.sec.gov/edgar.shtml and on SEDAR+ at www.sedarplus.ca, as such risk factors are updated herein. This discussion is presented in U.S. dollars, except where otherwise indicated and based on financial information prepared in accordance with generally accepted accounting principles (GAAP). The GAAP that we use are the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), which might differ in material respects from accounting principles generally accepted in other jurisdictions, including the United States.
Information contained in this discussion, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. By their nature, forward-looking statements are subject to risks and uncertainties and are based on assumptions, including assumptions about future economic conditions, events and courses of action, many of which we do not control. These assumptions may ultimately prove to have been inaccurate and, as a result, our actual results or events may differ materially from expectations expressed in or implied by the forward-looking statements. You should review the section at the end of this discussion entitled “Special Note Regarding Forward-Looking Statements,” and the risk factors identified under “Item 3D—Risk Factors” in our Annual Report for a discussion of important factors that could cause actual results to differ materially from the results projected, described in or implied by the forward-looking statements contained in the following discussion. In our discussion, we also use certain non-GAAP financial measures and non-GAAP ratios to evaluate our performance, monitor compliance with debt covenants and manage our capital structure. These measures are defined, qualified and reconciled with the most directly comparable GAAP measures in the “Non-GAAP Financial Measures and Non-GAAP Ratios” section below.
Overview of the Business
We are a leading digital customer experience (CX) innovator that designs, builds and delivers next-generation solutions, including AI and content moderation, for global and disruptive brands. Our services support the full lifecycle of our clients’ digital transformation journeys and enable them to more quickly embrace next-generation digital technologies to deliver better business outcomes. We work with our clients to shape their digital vision and strategies, design scalable processes and identify opportunities for innovation and growth. We bring to bear expertise in advanced technologies and processes, as well as a deep understanding of the challenges faced by all of our clients, including some of the largest global brands, when engaging with their customers. Over the last 18 years, we have built comprehensive, end-to-end capabilities with a mix of industry and digital technology expertise to support our clients in their customer experience and digital enablement transformations.
TELUS International was born out of an intense focus on customer service excellence, continuous improvement and a values-driven culture under the ownership of TELUS Corporation, a leading communications and information technology company in Canada. Since our founding, we have made a number of significant organic investments and acquisitions, with the goal of better serving our growing portfolio of global clients. We have expanded our agile delivery model to access highly qualified talent in multiple geographies, including Asia-Pacific, Central America, Europe, North America and Africa, and developed a broader set of complex, digital-centric capabilities.
We believe our ability to help clients realize better business outcomes begins with the talented team members we dedicate to supporting our clients because customer experience delivered by empathetic, highly skilled and engaged teams is key to providing a high-quality brand experience. We have a unique and differentiated culture that places people and a shared set of values at the forefront of everything we do. Over the past decade, we have made a series of investments in our people predicated upon the core philosophy that our “caring culture” drives sustainable team member engagement, retention and customer satisfaction.
We have expanded our focus across multiple industry verticals, targeting clients who believe exceptional customer experience is critical to their success. We believe we have a category-defining value proposition with a unique approach to combining both digital transformation and CX capabilities.

We have built comprehensive, end-to-end capabilities with a mix of industry and digital technology expertise to support our clients in their customer experience and digital enablement journeys. Our services support the full scope of our clients’ digital transformations and enable clients to more quickly embrace next-generation digital technologies to deliver better business outcomes. We provide strategy and innovation, next-generation technology and information technology (IT) services, and CX process and delivery solutions to fuel our clients’ growth. Our highly skilled and empathetic team members together with our deep expertise in customer experience processes, next-generation technologies and expertise within our industry verticals are core to our success. We combine these with our ability to discover, analyze and innovate with new digital technologies in our centres of excellence to continuously evolve and expand our solutions and services.
We have built an agile delivery model with global scale to support next-generation, digitally-led customer experiences. Substantially all of our delivery locations are connected through a carrier-grade infrastructure backed by cloud technologies, enabling globally distributed and virtualized teams. The interconnectedness of our teams and ability to seamlessly shift interactions between physical and digital channels enables us to tailor our delivery strategy to clients’ evolving needs. As at September 30, 2023, we have over 73,000 team members in 70 delivery locations and global operations across 32 countries.
Our delivery locations are strategically selected based on a number of factors, including access to diverse, skilled talent, proximity to clients and ability to deliver our services over multiple time zones and in multiple languages. We have established a presence in key global markets, which supply us with qualified, cutting-edge technology talent and have been recognized as an employer of choice in many of these markets. In addition, TELUS International AI Data Solutions (TIAI) (which was formed with the data annotation business we acquired from Lionbridge Technologies Inc. at the end of 2020, and the 2D, 3D and computer vision data annotation capabilities we obtained through our acquisition of Playment in 2021) utilizes the services of crowdsourced contractors that are geographically dispersed across the globe.
The acquisition of WillowTree, described further below under the section titled “Recent Developments—WillowTree Acquisition” and in “Item 4B—Business Overview—About WillowTree and the acquisition” in our Annual Report, resulted in the addition of over 1,000 team members and operations in 13 delivery locations, and expanded our number of countries with operations by two.
Today, our clients include companies across multiple verticals, including Tech and Games, Communications and Media, eCommerce and FinTech, Healthcare, and Banking, Financial Services and Insurance. Our relationship with TELUS Corporation, our largest client and controlling shareholder, has been instrumental to our success. TELUS Corporation provides us access to revenue visibility, stability and growth, as well as strategic partnership for co-innovation within our Communications and Media and Healthcare industry verticals. Our master services agreement with TELUS Corporation (TELUS MSA) provides for a term of ten years beginning in January 2021 and a minimum annual spend of $200 million, subject to adjustment in accordance with its terms. For more information, see “Item 7B—Related Party Transactions—Our Relationship with TELUS—Master Services Agreement” in our Annual Report.
Recent Developments
On January 3, 2023, we acquired 86% of the equity interest of WillowTree, a full-service digital product provider focused on end user experiences, such as native mobile applications and unified web interfaces. The total purchase consideration for WillowTree was $1,175 million, net of assumed debt of WillowTree, comprising of $856 million in cash, $125 million of our subordinate voting shares, and $194 million in provisions for the written put options. In connection with the acquisition, certain WillowTree management team members retained approximately 14% of the total equity interest in WillowTree, and were granted written put options related to this retained equity interest that are exercisable in tranches over a three-year period beginning in 2026. These written put options are subject to certain performance-based criteria tied to the WillowTree business, including compounded annual revenue growth rate and cumulative gross margin targets, and may be settled in cash or, at our option, a combination of cash and up to 70% in our subordinate voting shares (see Note 11(b)—Intangible assets and goodwill—Business acquisitions in our condensed interim consolidated financial statements for the three- and nine-month periods ended September 30, 2023 for additional details on the acquisition).
In connection with the WillowTree acquisition, we amended and expanded our existing credit facility to an aggregate $2 billion credit facility, consisting of an $800 million revolving credit facility and an amortizing $1.2 billion in term loan maturing in five years (see Note 13(a)—Long-term debt—Credit facility in our condensed interim consolidated financial statements for the three- and nine-month periods ended September 30, 2023 for additional details on the amended credit facility).

Factors Affecting Our Performance and Related Trends
A comprehensive list of risk factors that may impact our business performance is included under section “Item 3D-Risk Factors” in our Annual Report. We believe that the key factors affecting our business and financial performance include:
Our Ability to Expand and Retain Existing Client Relationships and Attract New Clients
We have a diverse base of clients, including leaders and disruptors across the industry verticals we serve. Through our commitment to customer experience and innovation, we have been able to sustain long-term partnerships with many clients, often expanding our relationship through multiple service offerings that we provide through a number of delivery locations.
To grow our revenue, we seek to continue to increase the number and scope of service offerings we provide to our existing clients. In addition, our continued revenue growth will depend on our ability to win new clients. We seek to partner with prospective clients that value premium digital IT and customer experience solutions and services.
Our ability to maintain and expand relationships with our clients, as well as to attract new clients, will depend on a number of factors, including: our ability to maintain a “customers-first” culture across our organization; our level of innovation, expertise and retention of team member talent; a consistently high level of service experience, as evidenced by, among others measures, the satisfaction ratings that our clients receive from their customers based on the services we provide; the technological advantages we offer; and our positive reputation, as a result of our corporate social responsibility initiatives and otherwise.
Our Ability to Attract and Retain Talent
As at September 30, 2023, we have over 73,000 team members located across 32 countries in various geographic regions, servicing clients in over 50 languages. In addition, our TIAI business utilizes the services of a crowd-sourced provider base that is geographically dispersed across the globe.
Ensuring that our team members feel valued and engaged is integral to our performance, as our team members enable us to provide our unique, “customer-first” and caring culture to our clients’ customers, which has driven our strong client retention, higher satisfaction scores and overall better experience for our clients’ customers. This has, in part, been responsible for our growth and differentiation in the marketplace, enabling us to enhance our existing client relationships and build new ones. As a result, we make significant investments to attract, select, retain and develop talent across our product and service offerings. We have devoted, and will continue to devote, substantial resources to creating engaging, inspiring, world-class physical workplaces; recruiting; cultivating talent selection proficiencies and proprietary methods of performance measurement; growing employee engagement including rewards and development; supporting our corporate sustainability initiatives; and acquiring new talent and capabilities to meet our clients’ evolving needs. Our ability to attract and retain team member talent will depend on a number of factors, including our ability to: compete for talent with competitive service providers in the geographies in which we operate; provide innovative compensation packages and benefits to our team members; retain and integrate talent from our acquisitions; and meet or exceed evolving expectations related to corporate sustainability.
Impact of Inflation, Higher Interest Rates, and Slower Economic Growth
The global economy has entered into a period of uncertainty with respect to inflation, higher interest rates and slower economic growth and some regions may experience a recessionary period and we cannot predict how long such conditions may last or what their ultimate impact may be on our business. Global economic conditions may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our clients, increase the cost of borrowing and cause credit to become more limited, limit our ability to access financing or increase our cost of financing to meet liquidity needs or fund acquisitions, and affect the ability of our clients to use credit to purchase our services or to make timely payments to us, all of which could have a material adverse effect on our business, financial condition, financial performance and cash flows. Changes in the general level of economic activity, such as decreases in business and consumer spending, could result in pricing pressure on our services and a decrease or delay in demand for the products and services that our clients provide to their customers, and in turn, our clients’ demand for our own services. In addition, because the majority of our costs are fixed in the short-term, we may experience a temporary delay in our ability to immediately right-size our cost structure in response to lower client demand. During the three-month period ended September 30, 2023, persistent global macroeconomic pressures continued to result in certain of our clients aggressively cutting their costs, which resulted in reductions and delays in demand for our services, including from some of our larger technology clients and particularly in Europe, as well as delays in converting opportunities into spend commitments, all of which reduced, and could continue to reduce, our revenues and profitability. We cannot predict the ultimate duration or scale of such demand reductions, delays and reduced growth from new clients, or the ultimate impact of these factors on our business. Continuing reduction or delay in demand from existing or potential clients could continue to reduce our revenue and profitability and factor into our decisions on workforce management.
Inflationary pressures have, and could continue to, drive up wage costs in many of the countries where we operate and we are not always able to, and may not be able to in the future, control such wage increases or pass them on to our clients in full or in significant part. In connection with potential future growth and inflation, as well as unexpected increases in the complexity of work, we may need to retrain team members or increase our team member compensation more rapidly than in the past to remain competitive in attracting and retaining the quality and number of team members that our business requires, even if we are unable to increase the prices of our services. To the extent that we are not able to control or sufficiently share wage increases with our clients, wage increases may continue to reduce our margins and cash flows.
Industry Trends
The industry trends affecting us and that may have an impact on our future performance and financial performance include the trends described in “Item 4B—Business Overview—Industry Background” in our Annual Report.
Seasonality
Our financial results may vary from period to period during any year. The seasonality in our business, and consequently, our financial performance, generally mirrors that of our clients. Our revenues are typically higher in the third and fourth quarters than in other quarters, but this can vary if there are material changes to our clients operating environment, such as potential impacts of a recession and our clients’ response to those impacts, or material changes in the foreign currency rates that we operate in.
Foreign Currency Fluctuations
While our primary operating currency is the U.S. dollar, we are also party to revenue contracts denominated in the European euro and other currencies and a significant portion of our operating expenses are incurred in currencies other than the U.S. dollar. Movements in the exchange rates between the U.S. dollar and these other currencies have an impact on our financial results. The tables below outline revenue and expenses by currency and the percentage of each of the total revenue and expenses for each period.

	Three Months Ended September 30				Nine Months Ended September 30
	2023		2022		2023		2022
(millions except percentages)	Revenue	% of total	Revenue	% of total	Revenue	% of total	Revenue	% of total
U.S. dollar	$478	72%	$402	65%	$1,399	69%	$1,192	65%
European euro	148	22%	177	29%	471	23%	534	29%
Canadian dollar	30	5%	31	5%	113	6%	86	5%
Other	7	1%	5	1%	33	2%	26	1%
Total Revenue	$663	100%	$615	100%	$2,016	100%	$1,838	100%

	Three Months Ended September 30				Nine Months Ended September 30
	2023		2022		2023		2022
(millions except percentages)	Expenses	% of total	Expenses	% of total	Expenses	% of total	Expenses	% of total
U.S. dollar	$246	40%	$193	36%	$755	40%	$597	37%
European euro	95	15%	104	20%	319	17%	325	20%
Philippine peso	73	12%	63	12%	223	12%	202	13%
Canadian dollar	59	10%	55	10%	190	10%	161	10%
Other[1]	142	23%	116	22%	419	21%	330	20%
Total Operating Expenses	$615	100%	$531	100%	$1,906	100%	$1,615	100%
1.Includes currencies such as the Guatemalan quetzal, Bulgarian lev, Romanian leu, Indian rupee and Turkish lira, among others.

The following table presents information on the average foreign exchange rates between the U.S. dollars and the key currencies to which we have exposure:

	Nine Months Ended September 30
	2023	2022
European euro to U.S. dollar	1.0830	1.0623
Philippine peso to U.S. dollar	0.0180	0.0187
Canadian dollar to U.S. dollar	0.7431	0.7795
Results of Operations

	Three Months Ended September 30					Nine Months Ended September 30
(millions, except per share amounts and percentages)	2023	2022	$ change		% change	2023	2022	$ change		% change
Revenue	$663	$615	$48		8%	$2,016	$1,838	$178		10%
Operating Expenses
Salaries and benefits	403	346	57		16%	1,258	1,044	214		20%
Goods and services purchased	116	111	5		5%	339	344	(5)		(1)%
Share-based compensation	5	6	(1)		(17)%	21	20	1		5%
Acquisition, integration and other	11	7	4		57%	48	17	31		n/m
Depreciation	36	29	7		24%	102	88	14		16%
Amortization of intangible assets	44	32	12		38%	138	102	36		35%
	$615	$531	$84		16%	$1,906	$1,615	$291		18%
Operating Income	$48	$84	$(36)		(43)%	$110	$223	$(113)		(51)%
Interest expense	38	10	28		n/m	107	29	78		n/m
Foreign exchange gain	(2)	(11)	9		(82)%	(4)	(25)	21		(84)%
Income before Income Taxes	12	85	(73)		(86)%	7	219	(212)		(97)%
Income taxes	3	26	(23)		(88)%	(9)	70	(79)		(113)%
Net Income	$9	$59	$(50)		(85)%	$16	$149	$(133)		(89)%

Earnings per Share
Basic Earnings per Share	$0.03	$0.22	$(0.19)		(86)%	$0.06	$0.56	$(0.50)		(89)%
Diluted Earnings per Share	$0.03	$0.22	$(0.19)		(86)%	$0.06	$0.55	$(0.49)		(89)%

Other financial information
Net Income Margin	1.4%	9.6%	—	(8.2)	pp	0.8%	8.1%	—	(7.3)	pp
Adjusted Net Income[1]	$58	$87	$(29)		(33)%	$180	$237	$(57)		(24)%
Adjusted Basic Earnings per Share[1]	$0.21	$0.33	$(0.12)		(36)%	$0.66	$0.89	$(0.23)		(26)%
Adjusted Diluted Earnings per Share[1]	$0.21	$0.32	$(0.11)		(34)%	$0.65	$0.88	$(0.23)		(26)%
Adjusted EBITDA[1]	$144	$158	$(14)		(9)%	$419	$450	$(31)		(7)%
Adjusted EBITDA Margin[1]	21.7%	25.7%	—	(4.0)	pp	20.8%	24.5%	—	(3.7)	pp
Cash provided by operating activities	$185	$129	$56		43%	$356	$353	$3		1%
Free Cash Flow[1]	$159	$103	$56		54%	$290	$273	$17		6%
Gross Profit[1]	$162	$188	$(26)		(14)%	$500	$539	$(39)		(7)%
Gross Profit Margin[1]	24.4%	30.6%	—	(6.2)	pp	24.8%	29.3%	—	(4.5)	pp
Adjusted Gross Profit[1]	$242	$249	$(7)		(3)%	$740	$729	$11		2%
Adjusted Gross Profit Margin[1]	36.5%	40.5%	—	(4.0)	pp	36.7%	39.7%	—	(3.0)	pp

Notations used in MD&A: n/m – not meaningful; pp – percentage points.
1.Adjusted Net Income, Gross Profit, Adjusted Gross Profit, Adjusted EBITDA, and Free Cash Flow are non-GAAP financial measures. Adjusted Basic Earnings per Share, Adjusted Diluted Earnings per Share, Adjusted EBITDA Margin, Gross Profit Margin and Adjusted Gross Profit Margin are non-GAAP ratios. These non-GAAP financial measures and ratios do not have a standardized meaning under IFRS as issued by the IASB (IFRS-IASB), and are therefore unlikely to be comparable to similar measures presented by other issuers. See section Non-GAAP Financial Measures and Non-GAAP Ratios for a reconciliation to the most directly comparable GAAP measure.
Revenue
We earn revenue pursuant to contracts with our clients that generally take the form of a master services agreement (MSA), or other service contracts. MSAs, which are framework agreements with terms generally ranging from three to five years, with the vast majority having a term of three years, are supplemented by statements of work (SOWs) that identify the specific services to be provided and the related pricing for each service. There are a number of factors that impact the pricing of the services identified in each SOW or service contract, including, but not limited to, the nature and scope of services being provided, service levels and, under certain of our MSAs, our ability to share, to a certain extent, our higher costs of services and foreign exchange risk arising from currency fluctuations. The majority of our revenue is earned based on a time and materials billing model.
Most of our contracts, other than with TELUS Corporation, do not commit our clients to a minimum annual spend or to specific volume of services. Although the contracts we enter into with our clients provide for terms that range from three to five years, the arrangements may be terminated by our clients for convenience with limited notice and without payment of a penalty or termination fee. Additionally, our clients may also delay, postpone, cancel or reduce the volume of certain of the services we provide without canceling the whole contract. Many of our contracts contain provisions that would require us to pay penalties to our clients and/or provide our clients with the right to terminate the contract if we do not meet pre-agreed service level requirements.
From period to period, the fluctuation in our revenue is primarily a function of changes to existing SOWs, new SOWs with existing clients, MSAs signed with new clients, and the impact of foreign exchange on non-U.S. dollar-denominated contracts. While we provide a discussion and analysis of our results of operations below, we are unable to quantify the effects of changes in price or volume in relation to our revenue growth. We do not track standard measures of a per-unit rate or volume, since our measures of price and volume are extremely complex. Each of our customers is unique, with varying needs and requirements that span our diverse services offerings, which is reflected in a customized services contract and pricing model that does not fit into standard comparability measurements. Revenue for our services is a function of the nature of each specific service to be provided as specified by each client, the geographical region where the service is to be performed, the skills required and/or the outcome sought, estimated costs to perform, contract terms and other factors.
Comparison of Three Months Ended September 30, 2023 and 2022. Our revenue increased by $48 million, or 8%, to
$663 million during the three months ended September 30, 2023, of which $42 million was from WillowTree, and excluding WillowTree, our revenue was $621 million, an increase of $6 million, or 1%, which included a favorable foreign currency impact of approximately 2%, due to the higher average EUR:USD exchange rate associated with the weakening U.S. dollar against the European euro during the current three-month period as compared to the same period in the prior year. During the current three-month period, revenue was negatively impacted by a reduction in service volumes from some of our larger clients delivered primarily out of Europe, particularly our technology clients, as well as a global financial institution client, which was partially offset by increasing revenues from growth in services provided to existing clients, including TELUS Corporation and Google, as well as new clients added since the same period in the prior year.
Comparison of Nine Months Ended September 30, 2023 and 2022. Our revenue increased by $178 million, or 10%, to
$2,016 million during the nine months ended September 30, 2023, of which $145 million was from WillowTree, and excluding WillowTree, our revenue was $1,871 million, an increase of $33 million, or 2%. The increase was due to growth in services provided to existing clients, including TELUS Corporation and Google, as well as new clients added since the same period in the prior year, which were partially offset by lower revenues from one of our largest clients, a leading social media company, as well as a global financial institution client. During the nine months ended September 30, 2023, revenue was not materially impacted by changes in foreign exchange rates, as the favorable impact of the higher average EUR:USD exchange rate was offset by a lower average CAD:USD exchange rate, due to the U.S. dollar strengthening against the Canadian dollar and weakening against the European euro during the current nine-month period as compared to the same period in the prior year.

Revenue from our top 10 clients for the nine months ended September 30, 2023 was 62%, compared to 64% in the comparative period.
During the nine-month periods ended September 30, 2023 and 2022, we had three customers which each individually accounted for more than 10% of our consolidated revenue. TELUS Corporation, our controlling shareholder and largest client during the nine-month period ended September 30, 2023, accounted for 19.6% of our revenue (September 30, 2022 - 16.5%). Google, our second largest client during the nine-month period ended September 30, 2023, accounted for 12.5% of our revenue (September 30, 2022 - 11.8%). Our third largest client during the nine-month period ended September 30, 2023, a leading social media company, accounted for 11.8% of our revenue (September 30, 2022 - 16.1%).
We deliver tailored solutions to a diverse set of clients active in various verticals from our delivery locations around the world. However, these services are marketed, sold and delivered to clients in an integrated manner in order to provide a unified, seamless sales and delivery experience. Our chief operating decision maker reviews financial information presented on a consolidated basis for the purposes of evaluating financial performance and making resource allocation decisions. Accordingly, we report our results and manage our business as a single operating and reporting segment.
We earn revenue pursuant to contracts with our clients, who operate in various industry verticals. The following table presents our earned revenue disaggregation for our five largest industry verticals:

	Three Months Ended September 30				Nine Months Ended September 30
(millions except percentages)	2023	2022	$ change	% change	2023	2022	$ change	% change
Revenue by Industry Vertical
Tech and Games	$301	$289	$12	4%	$885	$856	$29	3%
Communications and Media	155	150	5	3%	465	432	33	8%
eCommerce and FinTech	71	67	4	6%	216	223	(7)	(3)%
Healthcare	38	11	27	n/m	115	34	81	n/m
Banking, Financial Services and Insurance	34	42	(8)	(19)%	115	125	(10)	(8)%
All others[1]	64	56	8	14%	220	168	52	31%
Total	$663	$615	$48	8%	$2,016	$1,838	$178	10%
1.All others includes, among others, travel and hospitality, energy and utilities, retail, and consumer packaged goods industry verticals.
During the three- and nine-month periods ended September 30, 2023, revenue generated from the Tech and Games industry vertical increased 4% and 3%, respectively, due to continued growth experienced with a number of our technology clients and the addition of new clients, which was partially offset by lower revenue from one of our largest clients, a leading social media company. Revenue generated from the Communications and Media industry vertical grew 3% and 8%, respectively, due to higher revenue from TELUS Corporation and the addition of new clients from our acquisition of WillowTree. Revenue generated from the eCommerce and FinTech industry vertical increased 6% during the three months ended September 30, 2023 due to growth in eCommerce clients, and decreased 3% during the nine months ended September 30, 2023 due to a decline in service volumes from FinTech clients. Increases in our Healthcare industry vertical were primarily due to additional services provided to the healthcare business unit of TELUS Corporation. Banking, Financial Services and Insurance industry vertical decreased 19% and 8%, respectively, primarily due to lower service volumes from a global financial institution client, partially offset by the addition of new clients from our acquisition of WillowTree. The reported revenue growth rates for the three months ended September 30, 2023 were positively impacted by favourable EUR:USD currency movements compared to the same period in the prior year, while the reported revenue growth rates for the nine months ended September 30, 2023 were not materially impacted by foreign currency movements.
We serve our clients, who are primarily domiciled in North America and Europe, from multiple delivery locations across various geographic regions. In addition, our TIAI clients are largely supported by crowdsourced contractors that are globally dispersed and not limited to the physical locations of our delivery centres. In general, revenue growth in each geographic region, excluding Europe, corresponds with the overall growth of the business and our consolidated revenue. The decline in revenue in Europe for the three- and nine-month periods ended September 30, 2023 was primarily due to lower service volumes from our technology clients serviced from this region. The table below presents the revenue generated in each geographic region, based on the location of our delivery centres or where the services were provided from, for the periods presented.

	Three Months Ended September 30				Nine Months Ended September 30
(millions except percentages)	2023	2022	$ change	% change	2023	2022	$ change	% change
Revenue by Geographic Region
Europe	$202	$211	$(9)	(4)%	$625	$667	$(42)	(6)%
North America	184	158	26	16%	583	456	127	28%
Asia-Pacific	162	149	13	9%	474	441	33	7%
Central America and others[1]	115	97	18	19%	334	274	60	22%
Total	$663	$615	$48	8%	$2,016	$1,838	$178	10%
1.Others includes South America and Africa geographic regions.
Salaries and benefits
The principal components of salaries and benefits expense include all compensation and benefits, excluding share-based compensation, paid to our front-line and administrative employees.
Comparison of Three Months Ended September 30, 2023 and 2022. Salaries and benefits increased by $57 million, or 16%, to $403 million during the three months ended September 30, 2023, due to investments in our team members through increased average employee salaries and wages and higher team member count, including temporarily disproportionate higher costs in certain regions, which had a more significant effect beginning in the second quarter of 2023 and principally in Europe, due in part to the longer lead time necessary to implement ramp-down and other cost rationalization activities resulting from the reduction in service volume demands from some of our larger technology clients. These increases were partially offset by the positive impacts of our cost efficiency efforts initiated in the second quarter of 2023, including decreases in team member count, and adjustments to variable compensation accruals based on operating performance metrics, which resulted in a sequential quarter-over-quarter decline in salaries and benefits expense. Salaries and benefits as a percentage of revenue increased to 61% in the current three-month period, compared to 56% in the prior year’s comparative period. Total team member count was 73,045 at September 30, 2023 compared to 69,252 at September 30, 2022.
Comparison of Nine Months Ended September 30, 2023 and 2022. Salaries and benefits increased by $214 million, or 20%, to $1,258 million during the nine months ended September 30, 2023, due to investments in our team members through increased average employee salaries and wages and higher team member count, including the higher costs experienced in certain regions, principally in Europe, partially offset by the positive impacts of our cost efficiency efforts, as described above. Salaries and benefits as a percentage of revenue increased to 62% in the current nine-month period, compared to 57% in the prior year’s comparative period.
Goods and services purchased
Goods and services purchased include items such as software licensing costs that are required to support our operations, contracted labor costs, sales and marketing expenses associated with promoting and selling our services, compliance expenses such as legal and audit fees and business taxes, other IT expenditures, bad debt expenses and facility expenses.
Comparison of Three Months Ended September 30, 2023 and 2022. Goods and services purchased increased by $5 million, or 5%, to $116 million during the three months ended September 30, 2023. The increase was primarily attributable to additional goods and services purchased arising from WillowTree, as well as higher costs associated with higher revenue, partially offset by lower dependency on external contractors in favor of continued development and investment in internal capabilities.
Comparison of Nine Months Ended September 30, 2023 and 2022. Goods and services purchased decreased by $5 million, or 1%, to $339 million during the nine months ended September 30, 2023. The decrease was due to lower dependency on external contractors in favor of continued development and investment in internal capabilities and the reduction of certain sales tax reserves based on our recent collection experience, which were partially offset by additional goods and services purchased in relation to WillowTree.

Share-based compensation
Share-based compensation relates to restricted share unit awards and share option awards granted to employees, as well as performance-based share-based compensation awards granted in relation to our acquisitions. These awards include both liability-accounted awards, which requires a mark-to-market revaluation against our share price, and equity-settled awards.
Comparison of Three Months Ended September 30, 2023 and 2022. Share-based compensation decreased by $1 million to $5 million during the three months ended September 30, 2023, primarily due to forfeitures of unvested awards in relation to employee departures.
Comparison of Nine Months Ended September 30, 2023 and 2022. Share-based compensation increased by $1 million to $21 million during the nine months ended September 30, 2023, primarily due to the prior year’s comparative nine months ended September 30, 2022 benefiting from a downward mark-to-market adjustment on liability-accounted awards, resulting from a lower average share price of TELUS International. Share-based compensation expense during the nine months ended September 30, 2023 was primarily attributable to equity-settled awards, which unlike liability-accounted awards, are not subject to mark-to-market adjustments based on changes in the share price of TELUS International.
Acquisition, integration and other
Acquisition, integration and other is comprised primarily of costs related to our business acquisitions, including transaction costs and integration activities, which could vary from year to year depending on the volume, nature and complexity of the transactions completed in each fiscal year. We also, from time to time, incur costs associated with streamlining our operations, including ongoing and incremental efficiency initiatives, which may include personnel-related costs and rationalization of real estate. Other costs may also include external costs that are unusual in their nature or significance, such as adverse litigation judgments or regulatory decisions, and other costs that do not contribute normally to the earning of revenues.
Comparison of Three Months Ended September 30, 2023 and 2022. Acquisition, integration and other increased by
$4 million to $11 million during the three months ended September 30, 2023, primarily due to expenses associated with cost efficiency efforts, principally in Europe, including staff reductions to address lower service volumes from our technology clients.
Comparison of Nine Months Ended September 30, 2023 and 2022. Acquisition, integration and other increased by
$31 million to $48 million during the nine months ended September 30, 2023, primarily due to expenses associated with cost efficiency efforts as described above, as well as transaction and integration costs associated with our WillowTree acquisition.
Depreciation and amortization
Depreciation and amortization includes depreciation of property, plant and equipment and right-of-use leased assets as well as amortization expense for software and intangible assets recognized primarily in connection with acquisitions.
Comparison of Three Months Ended September 30, 2023 and 2022. Depreciation and amortization increased by $19 million to $80 million during the three months ended September 30, 2023, primarily due to capital and intangible assets arising from the WillowTree acquisition, as well as additional investments in capital and intangible assets over the previous 12 months.
Comparison of Nine Months Ended September 30, 2023 and 2022. Depreciation and amortization increased by $50 million to $240 million during the nine months ended September 30, 2023, primarily due to capital and intangible assets arising from the WillowTree acquisition, as well as additional investments in capital and intangible assets.
Interest expense
Interest expense includes interest expense on short-term and long-term borrowings and on our lease liabilities, and interest accretion on our provisions for written put options.
Comparison of Three Months Ended September 30, 2023 and 2022. Interest expense increased by $28 million to $38 million for the three months ended September 30, 2023, which was primarily due to higher average debt levels arising from the WillowTree acquisition, higher average interest rates, and interest accretion recognized on the provision for written put options associated with the WillowTree acquisition.

Comparison of Nine Months Ended September 30, 2023 and 2022. Interest expense increased by $78 million to $107 million during the nine months ended September 30, 2023, which was primarily due to higher average debt levels, higher average interest rates, and interest accretion recognized on the provision for written put options associated with the WillowTree acquisition.
Foreign exchange
Foreign exchange is comprised of gains and losses recognized on certain derivatives, as well as foreign exchange gains and losses recognized on the revaluation and settlement of foreign currency transactions. See “Item 11—Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk” in our Annual Report for a discussion of our hedging programs.
Comparison of Three Months Ended September 30, 2023 and 2022. Foreign exchange gain was $2 million for the three months ended September 30, 2023, compared to $11 million in the prior year’s comparative period, reflecting the impact of changes in foreign exchange rates in the currencies in which we transact.
Comparison of Nine Months Ended September 30, 2023 and 2022. Foreign exchange gain was $4 million during the nine months ended September 30, 2023 compared to $25 million in the prior year’s comparative period, reflecting the impact of changes in foreign exchange rates in the currencies in which we transact.
Income tax expense (recovery)

	Three Months Ended September 30		Nine Months Ended September 30
(millions except percentages)	2023	2022	2023	2022
Income tax expense (recovery)	$3	$26	$(9)	$70
Income taxes computed at applicable statutory rates	9.1%	23.3%	(101.0)%	23.5%
Effective tax rate	25.0%	30.6%	(128.6)%	32.0%
Comparison of Three Months Ended September 30, 2023 and 2022. Income tax expense decreased by $23 million to $3 million during the three months ended September 30, 2023. The effective tax rate decreased from 30.6% to 25.0%, primarily due to a change in income mix whereby proportionately less income was earned in higher tax jurisdictions, and a reduction in adjustments recognized in the current period for income tax of prior periods.
Comparison of Nine Months Ended September 30, 2023 and 2022. Income tax expense (recovery) decreased by $79 million during the nine months ended September 30, 2023 to an income tax recovery of $9 million, compared to an income tax expense of $70 million in the prior year’s comparative period. The effective tax rate decreased from 32.0% to (128.6)%, primarily due to the lower income before tax relative to prior year’s comparative period. Other contributing factors include a change in income mix whereby proportionately less income was earned in higher tax jurisdictions and a reduction in adjustments recognized in the current period for income tax of prior periods related to a favorable income tax settlement.
Net income
Comparison of Three Months Ended September 30, 2023 and 2022. Net income decreased by $50 million to $9 million during the three months ended September 30, 2023, which was driven by higher operating expenses, higher interest expense, and a lower foreign exchange gain compared to the prior year’s comparative period, which outpaced revenue growth and lower income taxes. Net income margin, calculated by dividing net income by revenue for the period, was 1.4% for the three months ended September 30, 2023, compared to 9.6% in the prior year’s comparative period.
Comparison of Nine Months Ended September 30, 2023 and 2022. Net income decreased by $133 million to $16 million during the nine months ended September 30, 2023, which was driven by higher operating expenses, higher interest expense, and a lower foreign exchange gain in the period, which outpaced revenue growth and lower income taxes. Net income margin was 0.8% for the nine months ended September 30, 2023, compared to 8.1% in the prior year’s comparative period.

Non-GAAP Financial Measures and Non-GAAP Ratios
We regularly review the non-GAAP financial measures and non-GAAP ratios presented below to evaluate our operating performance and analyze underlying business results and trends. We use these non-GAAP financial measures and non-GAAP ratios to manage our business by establishing budgets and operational goals against these measures. We also use these non-GAAP financial measures to monitor compliance with debt covenants, which are based on the same or similar financial metrics, and manage our capital structure. We believe these non-GAAP financial measures and non-GAAP ratios provide investors with a consistent basis on which to evaluate our operating performance with our comparative period results, and additionally provide supplemental information to the financial measures and ratios that are calculated and presented in accordance with GAAP. A reconciliation for each non-GAAP financial measure to the nearest GAAP measure is provided below. These non-GAAP financial measures or non-GAAP ratios do not have any standardized meaning as prescribed by the IFRS-IASB and therefore may not be comparable to GAAP measures or ratios and may not be comparable to similarly titled non-GAAP financial measures or non-GAAP ratios reported by other companies, including those within our industry and TELUS Corporation, our controlling shareholder. Consequently, our non-GAAP measures and ratios should not be evaluated in isolation, but rather, should be considered together with the most directly comparable GAAP measure or ratio and our consolidated financial statements for the periods presented. The non-GAAP financial measures and non-GAAP ratios we present in this discussion should not be considered a substitute for, or superior to, financial measures or ratios determined or calculated in accordance with GAAP.
Adjusted Net Income, Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share.
Adjusted Net Income is a non-GAAP financial measure, and Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share (EPS) are non-GAAP ratios. We regularly monitor Adjusted Net Income, Adjusted Basic EPS and Adjusted Diluted EPS as they provide a consistent measure for management and investors to evaluate our period-over-period operating performance, to better understand our ability to manage operating costs and to generate profits. The following items are excluded from Adjusted Net Income as we believe they are driven by factors that are not indicative of our ongoing operating performance, including the interest accretion on written put options entered into in connection with our acquisition of WillowTree, acquisition, integration and other, share-based compensation, foreign exchange gains or losses and amortization of purchased intangible assets, and the related tax effect of these adjustments. Adjusted Basic EPS is calculated by dividing Adjusted Net Income by the basic total weighted average number of equity shares outstanding during the period. Adjusted Diluted EPS is calculated by dividing Adjusted Net Income by the diluted total weighted average number of equity shares outstanding during the period. Adjusted Basic EPS and Adjusted Diluted EPS are non-GAAP ratios used by management to assess the profitability of our business operations on a per share basis.

	Three Months Ended September 30		Nine Months Ended September 30
(millions, except per share amounts)	2023	2022	2023	2022
Net income	$9	$59	$16	$149
Add back (deduct):
Acquisition, integration and other[1]	11	7	48	17
Share-based compensation[2]	5	6	21	20
Interest accretion on written put options[3]	3	—	9	—
Foreign exchange gain[4]	(2)	(11)	(4)	(25)
Amortization of purchased intangible assets[5]	42	29	131	91
Tax effect of the adjustments above	(10)	(3)	(41)	(15)
Adjusted Net Income	$58	$87	$180	$237
Adjusted Basic Earnings Per Share	$0.21	$0.33	$0.66	$0.89
Adjusted Diluted Earnings Per Share	$0.21	$0.32	$0.65	$0.88
1.Acquisition, integration and other is comprised primarily of business acquisition transaction costs and integration expenses associated with these acquisitions, and other restructuring activities. These costs do not form part of the costs to operate our ongoing operations, and may significantly fluctuate period-over-period depending on the size and timing of related acquisitions, and are not indicative of such costs in the future.
2.Share-based compensation relates to the expense of our share-based payment transactions. These include awards that are settled through shares issued from treasury and generally do not require any cash outlay by the Company, and awards that are subject to mark-to-market revaluation based on changes in our share price over periods spanning several fiscal years before eventual settlements. The mix of award types as well as the associated amounts and timing of share-based compensation expense could vary significantly between reporting periods, and the variety of award types could be different from our industry peers. Accordingly, excluding this expense provides management and investors with greater visibility to the underlying performance of our business operations, facilitates a comparison of our results with other periods, and provides a relative measure of operating results as compared to our industry peers.
3.Interest accretion on written put options arises from our acquisition of WillowTree, and does not form part of the costs to conduct our ongoing operations.
4.Foreign exchange gains or losses arise from fluctuations in foreign exchange rates of the currencies we transact in, which are driven by macro-economic conditions that are generally not reflective of our underlying business operations.
5.Amortization of purchased intangible assets primarily relate to the amortization of acquired customer relationships, brand and crowdsource assets. Amortization of these intangible assets are excluded as it is a non-cash expense derived from purchase price allocations that incorporate significant and subjective valuation assumptions and estimates that are not comparable to the timing and investment had these assets been developed internally. We do not exclude the revenue generated by such purchased intangible assets from our revenues and, as a result, Adjusted Net Income includes revenue generated, in part, by such purchased intangible assets.
Comparison of Three Months Ended September 30, 2023 and 2022. Adjusted Net Income decreased $29 million, or 33%, for the three months ended September 30, 2023, due to the increase in operating expenses and interest expense outpacing revenue growth, which were partially offset by lower income taxes.
Comparison of Nine Months Ended September 30, 2023 and 2022. Adjusted Net Income decreased $57 million, or 24%, for the nine months ended September 30, 2023, due to the increase in operating expenses and interest expense outpacing revenue growth as described above.
Gross Profit, Adjusted Gross Profit, Gross Profit Margin, and Adjusted Gross Profit Margin.
Gross Profit and Adjusted Gross Profit are non-GAAP financial measures, and Gross Profit Margin and Adjusted Gross Profit Margin are non-GAAP ratios. We regularly monitor these financial measures to assess how efficiently we are servicing our clients and to monitor the growth in our direct costs in comparison to growth in revenue. We calculate Gross Profit by deducting operating expenses net of indirect and administrative expenses from revenue. Indirect and administrative expenses are comprised of indirect salaries and benefits and goods and services purchased associated with our administrative and corporate employees, share-based compensation, and acquisition, integration and other. We calculate Adjusted Gross Profit by excluding depreciation and amortization charges from Gross Profit, because the timing of the underlying capital expenditures and other investing activities do not correlate directly with the revenue earned in a given reporting period. We calculate Gross Profit Margin by taking Gross Profit divided by revenue, and we calculate Adjusted Gross Profit Margin by taking Adjusted Gross Profit divided by revenue.

	Three Months Ended September 30		Nine Months Ended September 30
(millions, except percentages)	2023	2022	2023	2022
Revenue	$663	$615	$2,016	$1,838
Less: Operating expenses	(615)	(531)	(1,906)	(1,615)
Add back: Indirect and administrative expenses	114	104	390	316
Gross Profit	162	188	500	539
Add back: Depreciation and amortization	80	61	240	190
Adjusted Gross Profit	$242	$249	$740	$729
Gross Profit Margin	24.4%	30.6%	24.8%	29.3%
Adjusted Gross Profit Margin	36.5%	40.5%	36.7%	39.7%
Comparison of Three Months Ended September 30, 2023 and 2022. During the three months ended September 30, 2023, Gross Profit Margin decreased from 30.6% to 24.4% and Adjusted Gross Profit Margin, which excludes the effects of depreciation and amortization, decreased from 40.5% to 36.5%. Gross Profit Margin and Adjusted Gross Profit Margin decreased primarily due to higher service delivery costs and reductions in service demand, which were partially offset by cost efficiency efforts realized during the quarter, as previously described.

Comparison of Nine Months Ended September 30, 2023 and 2022. During the nine months ended September 30, 2023, Gross Profit Margin decreased from 29.3% to 24.8%, and Adjusted Gross Profit Margin decreased from 39.7% to 36.7%. Gross Profit Margin and Adjusted Gross Profit Margin decreased primarily due to higher service delivery costs and reductions in service demand as previously described, which impacts were more significant beginning in the second quarter of 2023. In the third quarter of 2023, these higher service delivery costs began to moderate resulting from our ongoing cost efficiency efforts.
Adjusted EBITDA and Adjusted EBITDA Margin.
Adjusted EBITDA is a non-GAAP financial measure. Adjusted EBITDA Margin is a non-GAAP ratio. We regularly monitor Adjusted EBITDA and Adjusted EBITDA Margin to evaluate our operating performance compared to established budgets, operational goals and the performance of industry peers. Adjusted EBITDA is commonly used by our industry peers and provides a measure for investors to compare and evaluate our relative operating performance. We use it to assess our ability to service existing and new debt facilities, and to fund accretive growth opportunities and acquisition targets. In addition, certain financial debt covenants associated with our credit facility are based on Adjusted EBITDA, which requires us to monitor this non-GAAP financial measure in connection with our financial covenants. Certain items are adjusted for the same reasons described above in Adjusted Net Income. Adjusted EBITDA should not be considered an alternative to net income in measuring our financial performance, and it should not be used as a replacement measure of current and future operating cash flows. However, we believe a financial measure that presents net income adjusted for these items would enable an investor to better evaluate our underlying business trends, our operational performance and overall business strategy. Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by consolidated revenue.

	Three Months Ended September 30		Nine Months Ended September 30
(millions, except percentages)	2023	2022	2023	2022
Net income	$9	$59	$16	$149
Add back (deduct):
Acquisition, integration and other[1]	11	7	48	17
Share-based compensation[2]	5	6	21	20
Foreign exchange gain[3]	(2)	(11)	(4)	(25)
Depreciation and amortization	80	61	240	190
Interest expense	38	10	107	29
Income taxes	3	26	(9)	70
Adjusted EBITDA	$144	$158	$419	$450
Net Income Margin	1.4%	9.6%	0.8%	8.1%
Adjusted EBITDA Margin	21.7%	25.7%	20.8%	24.5%
1.Acquisition, integration and other is comprised primarily of business acquisition transaction costs and integration expenses associated with these acquisitions, and other restructuring activities. These costs do not form part of the costs to operate our ongoing operations, and may significantly fluctuate period-over-period depending on the size and timing of related acquisitions, and are not indicative of such costs in the future.
2.Share-based compensation relates to the expense of our share-based payment transactions. These include awards that are settled through shares issued from treasury and generally do not require any cash outlay by the Company, and awards that are subject to mark-to-market revaluation based on changes in our share price over periods spanning several fiscal years before eventual settlements. The mix of award types as well as the associated amounts and timing of share-based compensation expense could vary significantly between reporting periods, and the variety of award types could be different from our industry peers. Accordingly, excluding this expense provides management and investors with greater visibility to the underlying performance of our business operations, facilitates a comparison of our results with other periods, and provides a relative measure of operating results as compared to our industry peers.
3.Foreign exchange gains or losses arise from fluctuations in foreign exchange rates of the currencies we transact in, which are driven by macro-economic conditions that are generally not reflective of our underlying business operations.

Comparison of Three Months Ended September 30, 2023 and 2022. Adjusted EBITDA decreased by $14 million, or 9%, for the three months ended September 30, 2023, due primarily to the increase in salaries and benefits outpacing revenue growth, resulting from lower utilization of team members in certain regions. Profitability during the three months ended September 30, 2023 was impacted by cost imbalances arising from reductions in service demand, principally in Europe, from some of our larger technology clients, which were partially offset by cost efficiency efforts realized during the quarter. Adjusted EBITDA margin decreased during the three months ended September 30, 2023 due to aforementioned factors, as well as changes in our revenue mix across industry verticals and geographic regions.
Comparison of Nine Months Ended September 30, 2023 and 2022. Adjusted EBITDA decreased $31 million, or 7%, for the nine months ended September 30, 2023, due primarily to the increase in salaries and benefits outpacing revenue growth, resulting from lower utilization of team members in certain regions, which was partially offset by cost efficiency efforts initiated in the second quarter of 2023 and realized year to date. Adjusted EBITDA margin decreased during the nine months ended September 30, 2023 due to the aforementioned factors, as well as changes in our revenue mix across industry verticals and geographic regions.
Free Cash Flow.
Free Cash Flow is a non-GAAP financial measure. We calculate Free Cash Flow by deducting capital expenditures from cash provided by operating activities, as we believe capital expenditures are a necessary ongoing cost to maintain our existing productive capital assets and support our organic business operations. We use Free Cash Flow to evaluate the cash flows generated from our ongoing business operations that can be used to meet our financial obligations, service debt facilities, reinvest in our business, and to fund, in part, potential future acquisitions.

	Three Months Ended September 30		Nine Months Ended September 30
(millions)	2023	2022	2023	2022
Cash provided by operating activities	$185	$129	$356	$353
Less: capital expenditures	(26)	(26)	(66)	(80)
Free Cash Flow	$159	$103	$290	$273
Comparison of Three Months Ended September 30, 2023 and 2022. During the three months ended September 30, 2023, Cash provided by operating activities increased $56 million, or 43%, and Free Cash Flow increased $56 million, or 54%. The increase in Cash provided by operating activities and Free Cash Flow was primarily due to higher net inflows from working capital, which included higher cash receipts from TELUS Corporation in the current quarter, lower share-based compensation payments, and lower income taxes paid, which were partially offset by lower operating profits.
Comparison of Nine Months Ended September 30, 2023 and 2022. During the nine months ended September 30, 2023, Cash provided by operating activities increased $3 million, or 1%, and Free Cash Flow increased $17 million, or 6%. The increase was primarily due to higher net inflows from working capital, which included higher cash receipts from TELUS Corporation in the third quarter of 2023, and lower share-based compensation payments. These increases were partially offset by lower operating profits and cash expenditures for transaction costs associated with the WillowTree acquisition.

Summary of Consolidated Quarterly Results and Trends
The following table sets forth our unaudited quarterly statements of operations data for each of the last eight quarters ended September 30, 2023. The information for each of these quarters has been prepared on the same basis as the audited annual financial statements included in our Annual Report and, in the opinion of management, includes all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the results of operations for these periods. This data should be read in conjunction with our audited consolidated financial statements and related notes thereto included in our Annual Report. These quarterly results of operations are not necessarily indicative of our future results of operations that may be expected for any future period.

(millions, except per share amounts)	2023 Q3	2023 Q2	2023 Q1	2022 Q4	2022 Q3	2022 Q2	2022 Q1	2021 Q4
REVENUE	$663	$667	$686	$630	$615	$624	$599	$600

OPERATING EXPENSES
Salaries and benefits	403	427	428	349	346	356	342	332
Goods and services purchased	116	120	103	124	111	118	115	125
Share-based compensation	5	2	14	5	6	7	7	9
Acquisition, integration and other	11	21	16	23	7	6	4	5
Depreciation	36	33	33	36	29	30	29	30
Amortization of intangible assets	44	48	46	32	32	34	36	36
	615	651	640	569	531	551	533	537
OPERATING INCOME	48	16	46	61	84	73	66	63
OTHER EXPENSES (INCOME)
Interest expense	38	36	33	12	10	10	9	8
Foreign exchange (gain) loss	(2)	(3)	1	18	(11)	(14)	—	(2)
INCOME (LOSS) BEFORE INCOME TAXES	12	(17)	12	31	85	77	57	57
Income taxes	3	(10)	(2)	(3)	26	21	23	21
NET INCOME (LOSS)	$9	$(7)	$14	$34	$59	$56	$34	$36
Basic earnings (loss) per share	$0.03	$(0.03)	$0.05	$0.13	$0.22	$0.21	$0.13	$0.14
Diluted earnings (loss) per share	$0.03	$(0.03)	$0.05	$0.13	$0.22	$0.21	$0.13	$0.13

In the past eight quarters, historical increases in consolidated revenue reflect growth in our organic customer base, increases in new service programs provided to existing clients, and growth from acquisitions, including our acquisition of WillowTree on January 3, 2023. In the three months ended September 30, 2023, we continued to experience a greater than expected reduction in service volume demand from some of our larger technology clients, particularly in Europe, which became more significant beginning in the second quarter of 2023. At the same time, several of our key clients also began to aggressively reduce their costs, which has created delays and near-term reductions in spend commitments.
Salaries and benefits expense increased due to the expansion of our team member base to service growing volumes from both our existing and new customers, including those arising from our acquisition of WillowTree, and increased wages over time. Beginning in the second quarter of 2023, these increases were offset by decreases in our team member count in response to the reduction in service volume demand from some of our clients.
Goods and services purchased reflect changes in external labor requirements to support the growth in our digital services business, changes in our crowd-sourced enabled workforce to support our AI business, increases in our software licensing costs associated with our growing team member base and increases in administrative expenses and facility costs to support overall business growth and acquisitions.
Share-based compensation fluctuates quarter-over-quarter, which generally reflects the timing of awards granted in relation to our annual long-term incentive plan, as well as performance-based share-based compensation awards granted in relation to our acquisitions, which are impacted by changes in our estimates of performance achievement factors. Share-based compensation also fluctuates based on changes in the value of our equity due to the impact of mark-to-market revaluation of liability-accounted awards. As we shifted our share-based compensation grants to equity-settled awards starting in 2021, this resulted in less volatility in this expense over time as our liability-accounted awards vested and were settled and equity-accounted awards are not subject to mark-to-market revaluation impacts.

Acquisition, integration and other costs fluctuates quarter-over-quarter, and are dependent on the size of business acquisitions and the timing of associated transaction and integration costs, as well as costs associated with streamlining our operations, including ongoing and incremental cost efficiency efforts, which may include personnel-related costs.
Depreciation and amortization have increased over the past eight quarters due to growth in capital assets to support the expansion of our delivery sites required to service customer demand, and growth in intangible assets recognized in connection with business acquisitions, including our acquisition of WillowTree.
The trend in net income (loss) reflects the items noted above, as well as the relative mix of income among the geographic areas and the associated tax rates for the countries within those areas and varying amounts of foreign exchange gains or losses. In the second quarter of 2023, we recognized a net loss due to higher operating expenses and interest expense outpacing revenue growth and lower income taxes. Historically, the trend in basic earnings (loss) per share and diluted earnings (loss) per share have been impacted by the same trends as net income (loss).
Related Party Transactions
Recurring Transactions with TELUS Corporation
In 2021, we entered into an amended and restated TELUS MSA, which provides for a ten-year master services agreement and we also entered into a ten-year transition and shared services agreement with TELUS Corporation. Revenues earned pursuant to the TELUS MSA are recorded as revenue and fees incurred in connection with the shared services agreement for certain shared services provided to us are recorded as goods and services purchased.
The following table summarizes the transactions with TELUS and its subsidiaries:

	Three Months Ended September 30		Nine Months Ended September 30
(millions)	2023	2022	2023	2022
Revenue	$133	$108	$394	$302
Goods and services purchased	(6)	(8)	(17)	(20)
Total	$127	$100	$377	$282
Amounts Received from TELUS Corporation	$202	$104	$440	$307
Amounts Paid to TELUS Corporation	$2	$12	$20	$13
Amounts receivable from TELUS Corporation were $36 million and $50 million as at September 30, 2023 and September 30, 2022, respectively, and amounts payable to TELUS Corporation were $150 million and $81 million as at September 30, 2023 and September 30, 2022, respectively. We also participate in defined benefit pension plans that share risks between TELUS Corporation and its subsidiaries.
Liquidity and Capital Resources
Capital resources
As at September 30, 2023, we had $567 million (December 31, 2022 - $1,383 million) of available liquidity, comprised of cash and cash equivalents of $132 million (December 31, 2022 - $125 million), and available borrowings under our revolving credit facility of $435 million (December 31, 2022 - $1,258 million) (see Note 13(a)—Long-term debt—Credit facility in our condensed interim consolidated financial statements for the three and nine months ended September 30, 2023 for additional details). Our objective when managing capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk levels.
In the management of capital and in its definition, we include owners’ equity (excluding accumulated other comprehensive income), long-term debt (including long-term credit facilities and any hedging assets or liabilities associated with long-term debt items, net of amounts recognized in accumulated other comprehensive income) and cash and cash equivalents. We manage capital by monitoring the financial covenants prescribed in our credit facility. For additional information, see Note 13(a)—Long-term debt—Credit facility in our condensed interim consolidated financial statements for the three and nine months ended September 30, 2023 for additional details.

We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of our business. In order to maintain or adjust our capital structure, we may issue new shares, issue new debt with different terms or characteristics which may be used to replace existing debt, or pay down our debt balance with cash flows from operations. We believe that our financial objectives are supportive of our long-term strategy.
We monitor capital utilizing the financial covenants prescribed in our credit facility agreements. As at September 30, 2023, we were in compliance with all of our covenants including maintaining a net debt to EBITDA ratio as calculated in accordance with the credit facility of less than 4.25:1.00. For additional information, see Note 13(a)—Long-term debt—Credit facility in our condensed interim consolidated financial statements for the three and nine months ended September 30, 2023.
The following table presents a summary of our cash flows and ending cash balances for the three- and nine-month periods ended September 30, 2023 and 2022.

	Three Months Ended September 30		Nine Months Ended September 30
(millions)	2023	2022	2023	2022
Cash provided by operating activities	$185	$129	$356	$353
Cash used in investing activities	(21)	(19)	(910)	(89)
Cash (used in) provided by financing activities	(174)	(83)	561	(222)
Effect of exchange rate changes on cash	(1)	(7)	—	(14)
Increase in cash position during the period	$(11)	$20	$7	$28
Cash and cash equivalents, beginning of period	$143	$123	$125	$115
Cash and cash equivalents, end of period	$132	$143	$132	$143
Operating activities
Comparison of Three Months Ended September 30, 2023 and 2022. During the three-month period ended September 30, 2023, we generated cash from operating activities of $185 million, an increase of $56 million from the prior year’s comparative period, primarily due to higher net inflows from working capital, which included higher cash receipts from TELUS Corporation in the current quarter, lower share-based compensation payments, and lower income taxes paid, which were partially offset by lower operating profits.
Comparison of Nine Months Ended September 30, 2023 and 2022. During the nine-month period ended September 30, 2023, we generated cash from operating activities of $356 million, an increase of $3 million from the prior year’s comparative period, primarily due to higher net inflows from working capital, which included higher cash receipts from TELUS Corporation in the third quarter of 2023, and lower share-based compensation payments. These increases were partially offset by lower operating profits and cash expenditures for transaction costs associated with the WillowTree acquisition.
Investing activities
Comparison of Three Months Ended September 30, 2023 and 2022. During the three-month period ended September 30, 2023, we used $21 million cash in investing activities, an increase of $2 million, compared to $19 million in the prior year’s comparative period, due to proceeds received from the sale of other assets in the prior year’s comparative period that did not recur in the current three-month period.
Comparison of Nine Months Ended September 30, 2023 and 2022. During the nine-month period ended September 30, 2023, we used $910 million cash in investing activities, an increase of $821 million, compared to $89 million in the prior year’s comparative period, which was primarily due to the cash used to partially fund our acquisition of WillowTree, partially offset by lower purchases of capital and other assets.
Financing activities
Comparison of Three Months Ended September 30, 2023 and 2022. During the three-month period ended September 30, 2023, we used $174 million of cash in financing activities, compared to $83 million in the prior year’ comparative period, which was primarily due to higher net repayments on our credit facility and cash interest paid.

Comparison of Nine Months Ended September 30, 2023 and 2022. During the nine-month period ended September 30, 2023, we generated $561 million of cash from financing activities, compared to a use of $222 million of cash in the prior year’s comparative period. This increase was primarily due to net borrowings under our credit facility to partially fund the acquisition of WillowTree, partially offset by higher cash interest paid.
Future Capital Requirements
We believe that our existing cash and cash equivalents combined with our expected cash flow from operations and liquidity available under our credit facilities will be sufficient to meet our projected operating and capital expenditure requirements for at least the next 12 months and we possess the financial flexibility to execute our strategic objectives, including the ability to make acquisitions and strategic investments in the foreseeable future. Our ability to generate cash, however, is subject to our performance, general economic conditions, industry trends and other factors. To the extent that existing cash and cash equivalents and operating cash flow are insufficient to fund our future activities and requirements, we may need to raise additional funds through equity or debt financing. If we raise funds through the issuance of additional debt, we may be subject to additional contractual restrictions on our business. There is no assurance that we would be able to raise additional funds on favorable terms or at all. See “Item 3D—Risk Factors—Risks Related to Our Business—We may need to raise additional funds to pursue our growth strategy or continue our operations, and we may be unable to raise capital when needed or on acceptable terms, which could lead us to be unable to expand our business” in our Annual Report.
Net Debt and Adjusted EBITDA, both as per our credit agreement, are used to calculate our leverage ratio debt covenant (Net Debt to Adjusted EBITDA Leverage Ratio), as presented below. We seek to maintain a Net Debt to Adjusted EBITDA Leverage Ratio in the range of 2-3x. As of September 30, 2023, our Net Debt to Adjusted EBITDA Leverage Ratio was 2.9x. We may deviate from our target Net Debt to Adjusted EBITDA Leverage Ratio to pursue acquisitions and other strategic opportunities that may require us to borrow additional funds and, additionally, our ability to maintain this targeted ratio depends on our ability to continue to grow our business, general economic conditions, industry trends and other factors.
The following table presents a calculation of our Net Debt to Adjusted EBITDA Leverage Ratio as at September 30, 2023, compared to December 31, 2022.

As at (millions except for ratio)	September 30, 2023	December 31, 2022

Outstanding credit facility	$1,535	$742
Contingent facility utilization	7	7
Liability related to provisions for written put options[1]	74	—
Net derivative liabilities	—	1
Cash balance[2]	(132)	(125)
Net Debt as per credit agreement	$1,484	$625
Adjusted EBITDA (trailing 12 months)[3]	$576	$607
Adjustments required as per credit agreement	$(66)	$(63)
Net Debt to Adjusted EBITDA Leverage Ratio as per credit agreement	2.9	1.1
1.Reflects the undiscounted amount payable in cash on the estimated provisions for written put options arising from our acquisition of WillowTree.
2.Maximum cash balance permitted as a reduction to net debt, as per the credit agreement, is $150 million.
3.Adjusted EBITDA is a non-GAAP financial measure, see section “—Non-GAAP Financial Measures and Non-GAAP Ratios” for more information.

Capital Expenditures

	Three Months Ended September 30		Nine Months Ended September 30
(millions)	2023	2022	2023	2022
Capital expenditures	$26	$26	$66	$80
Comparison of Three Months Ended September 30, 2023 and 2022. Capital expenditures were unchanged at $26 million during the three months ended September 30, 2023.
Comparison of Nine Months Ended September 30, 2023 and 2022. Capital expenditures decreased by $14 million to $66 million during the nine months ended September 30, 2023. The decrease was primarily due to lower expenditures on facility build-outs along with lower capital investments to align with customer demand.
Contractual Obligations
Our principal sources of liquidity are cash generated from operations, our available credit facility, and to a lesser extent, our cash and cash equivalents. For the nine months ended September 30, 2023, our cash provided by operations was $356 million. As of September 30, 2023, available borrowings under the revolving credit facility of our amended credit facility were $435 million, and our cash and cash equivalents balance was $132 million.
Our primary uses of liquidity are cash used in our normal business operations such as employee compensation expense, goods and services purchased, and working capital requirements. In addition, we are required to meet the payment obligations under our credit facility and lease agreements. We expect that our cash flow from operations and our available cash and cash equivalents (including the revolving component of our credit facility) will be sufficient to meet our ongoing cash flow needs and operating requirements. The expected maturities of our undiscounted financial liabilities, excluding long-term-debt, do not differ significantly from the contractual maturities, other than as noted below. The contractual maturities of our undiscounted financial liabilities, as at September 30, 2023 including interest thereon (where applicable), are as set out in the following table:

	Non-derivative				Derivative
			Composite long-term debt		Currency swap agreement amounts to be exchanged
For each fiscal year ending December 31, (millions)	Non- interest bearing financial liabilities	Due to affiliated companies	Long-term debt, excluding leases	Leases	(Receive)	Pay	Interest rate swap agreement	Total
2023 (balance of year)	$322	$150	$44	$22	$(53)	$48	$1	$534
2024	44	—	173	77	(122)	105	3	280
2025	11	—	168	69	(44)	32	1	237
2026	79	—	164	59	(42)	32	—	292
2027	136	—	159	40	(41)	31	—	325
Thereafter	71	—	1,280	88	(342)	332	—	1,429
Total	$663	$150	$1,988	$355	$(644)	$580	$5	$3,097

Off-Balance Sheet Arrangements
We do not have any material obligations under guarantee contracts or other contractual arrangements other than as disclosed in Note 15—Contingent liabilities in the notes to our condensed interim consolidated financial statements for the three- and nine-month periods ended September 30, 2023, and Note 17—Contingent liabilities in the notes to our audited consolidated financial statements for the year ended December 31, 2022 included in our Annual Report. We have not entered into any transactions with unconsolidated entities where we have financial guarantees, subordinated retained interests, derivative instruments, or other contingent arrangements that expose us to material continuing risks, contingent liabilities, or any other obligation under a variable interest in an unconsolidated entity that provides financing, liquidity, market risk, or credit risk support to us, or engages in leasing, hedging, or research and development services with us.
Quantitative and Qualitative Disclosures about Market Risk
Interest Rate Risk
Amounts drawn on our long-term debt facilities expose us to changes in interest rates. Holding other variables constant, including the total amount of outstanding indebtedness, a 25-basis-point increase in interest rates on our variable-rate debt would cause an estimated decrease in net income of approximately $3 million per year, based on the amounts outstanding as at September 30, 2023.
Foreign Currency Risk
Our consolidated financial statements are reported in U.S. dollars but our international operating model exposes us to foreign currency exchange rate changes that could impact the translation of foreign denominated assets and liabilities into U.S. dollars and future earnings and cash flows from transactions denominated in different currencies. The European euro is the foreign currency to which we currently have the largest exposure. The sensitivity analysis of our exposure to foreign currency risk at the reporting date has been determined based upon a hypothetical change taking place at the relevant statement of financial position date. The European euro, Canadian dollar and Philippine peso denominated balances as at the statement of financial position dates have been used in the calculations below.

	Net income		Other comprehensive income		Comprehensive income
Nine months ended September 30,	2023	2022	2023	2022	2023	2022
Reasonably possible changes in market risks
10% change in US$: CDN$ exchange rate
US$ appreciates	$10	$12	$—	$—	$10	$12
US$ depreciates	$(11)	$(12)	$—	$—	$(11)	$(12)
10% change in US$: Euro exchange rate
US$ appreciates	$6	$12	$(45)	$(41)	$(39)	$(29)
US$ depreciates	$(6)	$(12)	$45	$41	$39	$29
10% change in US$: Peso exchange rate
US$ appreciates	$(2)	$—	$—	$—	$(2)	$—
US$ depreciates	$2	$—	$—	$—	$2	$—
We therefore face exchange rate risk through fluctuations in relative currency prices, which are unpredictable and costly to hedge. Appreciation of foreign currencies against the United States dollar will increase our cost of doing business and could adversely affect our business, financial condition or financial performance. Our foreign exchange risk management includes the use of swaps to manage the currency risk associated with European euro denominated inflows being used to service the United States dollar denominated debt, as well as foreign currency forward contracts to fix the exchange rates on short-term Philippine peso denominated transactions and commitments.

Changes in Internal Control over Financial Reporting and Scope Exemption
Changes in internal control over financial reporting
During the three- and nine-month periods ended September 30, 2023, there were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Scope Exemption
On January 3, 2023, we acquired WillowTree. We are currently in the process of evaluating and integrating WillowTree’s controls over financial reporting, which may result in changes or additions to our internal control over financial reporting. Under guidelines established by the SEC and in accordance with National Instrument 52‑109 Certification of Disclosure in Issuers’ Annual and Interim Filings, companies are permitted to exclude acquisitions from their assessment of internal control over financial reporting during the first year of an acquisition while integrating the acquired company. In our assessment of the scope of disclosure controls and procedures and internal control over financial reporting, we have excluded the controls, policies and procedures of WillowTree from the assessment of internal control over financial reporting at September 30, 2023. We will continue to evaluate the effectiveness of internal controls over financial reporting as we complete the integration of WillowTree.
From January 3, 2023 (the acquisition date) to September 30, 2023, WillowTree generated revenue of $145 million and net loss of $80 million, which included amortization of intangible assets and interest expense on incremental borrowings on our credit facility, both arising from this transaction. As at September 30, 2023, WillowTree’s current assets and current liabilities represented approximately 6% and 2% of TELUS International’s consolidated current assets and current liabilities, respectively, while WillowTree’s non-current assets (which included intangible assets and goodwill, both arising from the acquisition) and non-current liabilities (which included deferred income tax liabilities and incremental borrowings on our credit facility, both arising from the acquisition) represented approximately 32% and 57% of TELUS International’s consolidated non-current assets and non-current liabilities, respectively. Further details on the acquisition, including the amounts recognized for the assets acquired and liabilities assumed as at the acquisition date are described in Note 11(b)—Intangible assets and goodwill—Business acquisitions in our condensed interim consolidated financial statements for the three- and nine-month periods ended September 30, 2023.
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This discussion contains forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business, result of operations and financial condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim”, “anticipate”, “assume”, “believe”, “contemplate”, “continue”, “could”, “due”, “estimate”, “expect”, “goal”, “intend”, “may”, “objective”, “plan”, “predict”, “potential”, “positioned”, “seek”, “should”, “target”, “will”, “would” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology. These forward-looking statements are based on our current expectations, estimates, forecasts and projections about our business and the industry in which we operate and management's beliefs and assumptions, and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements may turn out to be inaccurate. Factors that may cause actual results to differ materially from current expectations include, among other things, those factors listed under “Risk Factors” in our Annual Report for the year ended December 31, 2022, filed with the SEC on EDGAR and with the Canadian securities regulators on SEDAR+.